Filed by Avanex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Oplink Communications, Inc.
(Commission File No. 333-85906)

AVANEX CORPORATION

FY 2002 Q4 EARNINGS CONFERENCE CALL
JULY 29, 2002 @ 4:30 P.M. EST

Coordinator
Good afternoon, and welcome to the Avanex fourth fiscal quarter conference call. At the request of Avanex this conference is being recorded.

With us on today’s conference are Mr. Paul Engle, Chairman and CEO, and Mr. Jessy Chao, Vice President of Finance and CFO.

At this time I would now like to turn the conference over to Mr. Mark Weinswig. Sir, you may begin.

M. Weinswig
Thank you. We’d first like to clearly note that during this conference call, participants from Avanex may make forward-looking statements, including forward-looking statements regarding new product and technology initiatives, new product designs, our expected results for our fiscal first quarter, prevailing market conditions, our ability to successfully introduce new products, and the proposed merger with Oplink. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Now let me turn it over to Paul Engle, President and CEO of Avanex.

P. Engle
Good afternoon, ladies and gentlemen, and thank you for being with us today. I will begin by outlining our fourth quarter results and then discuss some of the actions that we’ve taken in the last fiscal year to increase our position in the marketplace.

During the fourth quarter, Avanex recognized revenues of $8.0 million, a $2.2 million decline from the prior quarter. The decrease in revenues was across the board as carriers reduced capital spending and system integrators used additional existing inventories to meet demand. For the fourth quarter we reported a loss per share, excluding special items, of 16 cents on a basic and diluted share basis, compared to negative 11 cents from the prior quarter.

From a customer perspective, we recognized revenue from ten customers in the fourth quarter, consistent with the prior quarter.

From a product perspective, our revenues from our PowerMux and PowerExchanger families were almost 70% of revenues. In addition, I’m pleased to announce that we began shipments of our new PowerShaper FDS product during the most recent quarter. Although shipments for PowerShaper FDS were small, I’m encouraged by the feedback we have received from customers, and I believe that we can gain additional traction in 2003.

Finally, our business for metro products remains strong, at over two-thirds of total revenues.

Now I’d like to focus on our fiscal 2002 results. During the past 12 months, Avanex made significant strides to improve our competitive position in several areas, including product development, sales and marketing and our financial condition.

On the product development front during fiscal year 2002, Avanex significantly improved its technology and product positioning through internal developments and external partnerships. For example, we successfully developed the PowerMux NXG Interlever, which we believe is the highest performing interlever in the market today. In addition, we developed our PowerExchanger Smart OADM with built-in attenuation functionality, and completed the new PowerShaper FDS product, designed for 10g systems. PowerShaper FDS is a micro-optics-based chromatic dispersion compensator and slope compensating module, with a smaller footprint and better performance than competing products. I’m pleased to announce that during the latest quarter, we shipped all three of these products to customers.

In addition to our internal developments, we have also invested in technology through external partnerships. For example, we acquired LambdaFlex just nine months ago, and we are already seeing strong, positive interest from several customers. In addition, we are in beta testing with two of these products: the PowerRouter, an optical wavelength router, and PowerLeveler, a dynamic gain equalizer. We expect to begin the first shipments of these products by the end of the calendar year.

When we acquired LambdaFlex, we had a vision of the network of the future. We believed that tomorrow’s network would utilize reconfigurability and flexibility to significantly lower network operating costs while increasing performance. Based on the feedback we have received from our customers, our vision is becoming a reality.

In the future we will continue to invest in developing new technologies and products as we focus on remaining a leader in the field of photonics. As we have said previously, we believe that only those customers who utilize resources to strengthen their technology profile will be able to distinguish themselves and gain market traction in the future.

On the sales and marketing front, we have made significant strides with customers during the past year. For example, we diversified our customer base, increased traction with existing customers, and strengthened our metro business.

On the customer front, during fiscal 2002 we recognized revenues from 20 customers. Four of those customers were greater than 10% customers for the fiscal year: Cisco, Fujitsu, Nortel, and WorldCom. As a sidebar, I would like to emphasize our relationship with Cisco. In fiscal 2001 Cisco was just 2% of total revenues. In fiscal 2002, Cisco was our largest customer.

Now I would like to take a few moments to elaborate on our relationship with WorldCom. In fiscal 2000 WorldCom was our largest customer. By the fourth quarter of fiscal 2002, WorldCom was less than 15% of total revenues, as we strengthened our business with systems integrators such as Alcatel, Cisco, Fujitsu and Nortel. While we would expect to have future business with WorldCom, we are currently excluding any potential business from our model for conservativism. During fiscal 2002 over 70% of our revenues were from metro applications, up from 35% in 2001.

From a financial standpoint, we realized significant cost savings in 2002 from our previous restructuring efforts. These actions helped us to lower our break-even rate and improve our bottom line. As a reminder, in July 2001 we announced further restructuring initiatives to lower our headcount and close down certain under-utilized facilities. These initiatives helped lower our cash break-even point from $35 million to $22 million per quarter.

Thank you. Now let me turn it over to Jessy for a detailed discussion of the financials.

J. Chao	Thank you, Paul. Please note that all my statements today exclude any financial effect for the proposed Avanex/Oplink merger.
In the fourth quarter of fiscal year 2002 we reported $8 million in revenue. This was a sequential decrease of $2.2 million, or 22%, from the prior quarter.
For the full fiscal year 2002, we reported $33.7 million in revenue compared to $131 million in fiscal 2001.

GAAP gross margin was 21.3% for the fourth quarter compared to 28.1% in the previous quarter. Our Q4 gross margin included the $1.9 million benefit from the recovery of previously written-off inventory and the roughly $600,000 benefit from the settlement of non-cancelable purchase commitments, offset by an additional $400,000 excess inventory charge and a $100,000 non-cash charge for stock compensation. Excluding these special items, our gross margin would have been negative 2.8%, which compared to a positive 18.1% in the prior quarter.

Avanex continues to have under-utilized manufacturing capacity. As we have said previously, low revenue, or in other words low production volume, negatively affects our gross margins. Our fourth quarter operating expenses, excluding the special items listed in today’s news release, increased to roughly $10.8 million, compared to $10.2 million in the previous quarter. Research and development expenses increased slightly from the prior quarter to $6.5 million from $6.4 million.

SG&A expenses increased by roughly $450,000 to $4.3 million. As a percentage of revenue our SG&A expenses in the fourth quarter were increased from 38% to 54% due to lower revenue base. One-time integration activity for the proposed Avanex/Oplink merger was the main reason behind the increase in SG&A expenses in the fourth quarter.

In the fourth quarter of fiscal year 2002 we reported a loss per share, excluding special items, of $0.15 on a basic and diluted share basis, compared to $0.11 for the prior quarter. Including the special items, the loss per share was $0.19 in the fourth quarter. On an annual basis we reported a loss per share, excluding special items, of $0.49 on a basic and diluted share basis, compared to positive diluted earnings of $0.05 for the prior year. Including the special items, the loss per share was $1.21 in fiscal 2002, compared to $2.07 in fiscal 2001.

Now let me discuss the balance sheet with you. Our cash and investment dollars was $177 million at the end of the quarter. During the fourth quarter we paid off $3 million in debt and obligations, and one million for restructuring, as well as to increase working capital by roughly $4 million. As we have said previously, we expect our operating cash burn rate to be under $10 million per quarter on a stand-alone basis.

Finally, our days sale outstanding was 41 days, and inventory turns in the fourth quarter was roughly six times. We have reserved all outstanding receivables relating to WorldCom.
I will now turn you back over to Paul to discuss the company’s outlook.

P. Engle
Thank you, Jessy. Regarding our business outlook, due to the current market conditions it remains very difficult to provide guidance at this time. Market lead times have decreased dramatically, reducing visibility and making it more challenging for us to accurately forecast demand.

While we all recognize that the optical network industry remains very challenging, we believe that the long-term demand for optical networking remains strong. Even in this very challenging business environment, the reasons to have optimism are due to strong underlying business fundamentals that we are still seeing today. Fundamentally, my optimism is because end user demand is expanding, evidenced by strong Internet traffic growth, the flood of new data-intensive applications for wireless devices that are gaining traction, and an increase in broadband connectivity to homes and offices, such as DSL and cable. In summary, bandwidth consumption continues to rise, which is an encouraging sign for the long-term health of this industry.

This brings me to my next point. The optical networking industry is currently undergoing a transformation process, as many carriers and equipment providers face financial difficulties and worked to reinvent themselves through consolidation and restructuring. We believe that those companies that take this time to better position themselves for the future will be the winners. It is apparent that the business will improve one day, and we are working hard to put Avanex on the forefront of that recovery when it occurs. As the telecommunications sector evolves, we are taking the opportunity to transform Avanex. By further distancing ourselves from our competitors, we believe that we will increase our market presence and thereby enhance shareholder value. In addition, we’re working today to exploit sales opportunities to maximize our revenues and market presence. Our customers want us to be their strategic supplier for optical sub-systems, modules and components. From a financial point of view, we continue to drive this process of lowering our cost structure and improving our efficiency. And finally, we are moving strategically to increase our market position, such as through the LambdaFlex acquisition and proposed Avanex/Oplink merger. In conclusion, we believe that by implementing our strategy, we will be a market leader.

Now I would like to take a few minutes to discuss the Avanex/Oplink merger. First, we have scheduled the shareholder vote for August 15, after which we expect the merger to close, and we will begin operating as one company.

Second, the management teams of both companies believe that this merger is in the best interest of our shareholders and customers. The combined company will be a market leader with leading-edge technology, a broad product portfolio, a low-cost structure, a diversified customer base, and a very strong financial position.

Third, we have already begun the process of identifying integration opportunities, and we believe that there are many areas for collaboration.
Finally, we will hold a conference call after the merger closes to discuss the new Avanex in more detail and answer any questions that our investors and analysts have concerning the combined entity.

Thank you, ladies and gentlemen. Before we begin today’s Q&A section, I am pleased to announce that we have Fred Fromm, President and CEO of Oplink; and Walter Alessandrini, Chairman of Avanex, on this call to assist us in any questions you may have concerning the merger. Operator, we’re now ready to answer questions.

Coordinator
Thank you, sir. At this time we’re ready to begin the formal question and answer session. If you would like to ask a question, please press *1. You will be announced prior to asking your question. To withdraw your question, please press *2. Once again, to ask a question please press *1. Our first question comes from Mr. Barry Ludwitz from Morgan Stanley. You may ask your question.

B. Ludwitz	Yes, hi guys. I’ve got three questions. The first question is, Paul, can you discuss 10% customers? Who were they, and what are you seeing out of these customers?
Second question is on the gross margin side. Other than excess capacity, was the negative gross margin driven to some extent by pricing pressure or lower mix to any extent?
The third question is on cash flows and the, I guess, kind of larger than expected cash burn. Can you discuss why the working capital was up as much as it was and the fairly large cash burn? Thanks.
P. Engle
Okay, in terms of 10% customers, the Cisco, WorldCom—I’m not looking at the list—Nortel and Marconi were our larger than 10% customers. Combined have a total of about, I think, 60% of total revenue for the quarter.

In terms of margin pressures and pressures on pricing, we, like I think everybody, are seeing pressures on pricing. It is a reality that’s out there, as there’s an abundance of supply chasing a relatively decline in demand. That does impact the gross margins and exacerbates to some degree under-utilization in manufacturing. Part of that, I think, is a shift in the product mix, as long haul telco, high capacity telco, is in relatively low demand, and metro applications are in higher demand. I think for them to work economically for the carriers in the marketplace they need to have lower unit pricing. At some point in time though, and it isn’t apparent yet, while that does create pricing pressure, I believe in the metro environment for a lot of the products that we make there will be ultimately be higher volumes of those products, which will grow the revenue line and better absorb manufacturing and improve the margins.

I think the last question, Jessy, will you take that?
J. Chao
Yes, Barry, let me try to answer the question regarding the working capital investment. One of the things, as I said earlier, we are fully reserved, full receivable really to WorldCom, which is one of the 10% customers in the fourth quarter. So they have a contribution cashed requirement on the receivable side. Furthermore, during this merger integration process Avanex has incurred at certain cost, which will relate to professional service, ahead of time before the merger happens. We have to pay off the cash flow, and then we’ll adjust it through the accounts payable section, which we also see some decline in accounts payable, which is also negatively our cash flow. These are two of the main reasons we have a larger increase in working capital investment.

B. Ludwitz	What about on the inventory side? Were you expecting things to come through that didn’t come through towards the end of the quarter?
J. Chao
We basically have very little inventory by this day. I think as you can see our financial statement, we’re currently utilizing quite significant inventory previously purchased, so we would not anticipate inventory would be a big expenditure going forward.

B. Ludwitz	Okay. I guess my question was just on the increase in inventory.
J. Chao	Yes, there’s some increase in inventory, but we think there’s just no more term business.
B. Ludwitz	Okay. Thank you.

Coordinator	Mr. Joseph Wolfe from UBS Warburg, you may ask your question.
J. Wolfe	Thank you. Two questions. One for Jessy and one for actually Fred and Paul. Each of their opinions would be appreciated.

One is, if you look at the DSOs, looks like those are still holding pretty well, and I was wondering if you could go through—you talk about the lack of visibility, but things seem, at these low levels, pretty linear, so could you talk about, I guess, the backlog you’ve got after a month into the current quarter?

Then for Fred and Paul, as you get closer to the merger for the votes on August 15, could you both just go through how the current environment with its continued deterioration is coloring your decision to merge the two companies, how that’s working in any way?

J. Chao	Yes, Joseph, it’s Jessy. Yes, I confirm that we have pretty linear shipment throughout the fourth quarter, but we do not comment on backlog information during our conference calls. Paul?
P. Engle
I think I’ll begin, and let Fred talk. I think the current market environment being a very difficult one certainly creates a lot of emotion out there, but I think it actually serves to show exactly why we believe in this merger and why our original proposition about merging is in fact there, and that is that consolidation in this industry is going to happen. Financial conditions have been worsening. Consolidating and forming a much stronger player out of the very large benefits that both companies bring together is still very much intact. In this market environment, I think it just confirms that to be true, and why our resolve is this strong to go see this come together and happen, because it’s good for the marketplace, it’s good for shareholders, and we will build a stronger company as a result of it.

F. Fromm
Joe, I’m sorry about my voice. I don’t know if it’s conference calls that do this to me or what. But in support of what Paul said, I’d even state it more simply. We always knew coming up to the merger that we’re in a market, especially on the passive side, that has a leader and has a bunch of followers. In this market it gets even more difficult for the followers. By combining these two companies, I think we become somebody, and somebody that will be of the capability to be significant and to utilize the combined resources to differentiate ourselves from the pack. I think that is ever stronger and the down market and the persistence of it, in my mind, supports that thesis even more than ever.

J. Wolfe	Thank you.
Coordinator	Mr. Sam Kinston from Dresdner, you may ask your question.
S. Kinston
Yes, thank you. I choose two quick questions. First, the three new products that you mentioned you shipped during the quarter, I was just wondering if you actually recognized revenues on those products? Then on the 10% customers, I was wondering if any of them actually increased sequentially from the March quarter?

J. Chao
Let me first answer the first question. For the new product we ship, our policy is to defer the recognition of revenue until the full acceptance by the customer. Of the three 10% customers we recorded last quarter, we see a mixed result. Some customer has a going down. Some customer has a flat or slightly up in their revenue.

S. Kinston	So what you’re saying, basically, is that none of the customers have accepted—they’ve received the products, but they haven’t accepted them?
J. Chao
No, no. It’s our conservative natural accounting policy. Our policy states that unless the customer is providing either verbal or written acceptance, we will not recognize for the revenue. I think we have no reason to believe a customer would not accept the product, because the product has been passed through rigorous tests for the specification and also been qualified in their labs and our labs concurrently. So it’s just accounting naturally. We defer for conservatism.

S. Kinston	Okay. So you didn’t recognize revenue on those products?
J. Chao	As of the last quarter.
S. Kinston	Okay. So any more specificity on the 10% customers? Was Cisco a customer that showed an increase in revenue sequentially?
J. Chao	We do not comment on the individual customer.
S. Kinston
Then I guess kind of a larger, grander scheme question. In terms of the customers as a whole, are you beginning to see that you’re seeing some customer consolidation even more so? I’m just wondering whether how you’re expecting this to impact your margins and if you’d begin to see greater consolidation amongst select few customers? Say you ship 20 to 20 customers over the year, you go to 10 customers in ’03. Obviously you’re going to be merging, but just from the Avanex side of the business, do you see that affecting your gross margins at all?

P. Engle
Well in terms of the number of customers, we’ve always concentrated on the major OEM equipment integrators in the world, and we continue to see them out there being customers for us. We’re working with many of them, if not all, on designing applications for some of these new products. I don’t expect, well, there’s no evidence of that consolidating from those major customers’ points of view.

Relative to carriers out there and carrier consolidation, we’ve talked about WorldCom. WorldCom has been quite a relatively small customer for us, and we’re not even counting it in our models going forward, although we would expect to see some spares business and so forth.

So I think the consolidation at the carrier level is not affecting us. Indirectly though, as I said before, I think we’re not immune, just like all companies, if there is pressure on gross margins, because these carriers aren’t making money, and they need to figure out how to do that in a market environment that is much different from the one of two years ago. So that is driving pricing down for a particular commodity, especially at the commodity levels, but I think what we’re trying to do is to differentiate ourselves in how do we provide solutions, whether it be components, modules or subsystems, that provide greater flexibility, greater capability, for the carrier, or first the OEM is our customer, and then ultimately the carrier, in order to provide the functionality that they need without them spending so much money. If we can do that, and that’s our focus, if we can do that, then I think we escape a lot of the pricing pressure that is exerted from just a particular functionality that was given two years ago to what it may be now.

S. Kinston	Okay. Thank you very much.
Coordinator	Mr. Tim Anderson from Salomon Smith Barney, you may ask your question.
J. Keys
Thank you. This is Jonathan Keys on behalf of Tim Anderson. Hi, guys. I have a couple of questions for you. One is a short one. Your cash balance. You have a lot of cash on your balance sheet, and last quarter was no exception. Just curious if you had any plans with a cash amount, if you’re going to maintain, for example, a certain level and use the excess to boost up the stock price or anything like that?

Then my second question relates to, what we’ve heard from the OEMs, that they’re cutting back on program costs, but they’re not cutting back on evaluation costs, money for testing. Could you provide some color? Could you characterize winning some designs with that of program wins? Thank you.

P. Engle
Well on your first question, we have no plans at this point for stock buyback using our cash in that way. We naturally would not have such plans, as we’re planning to merge, but the merger is not complete, and that may be a subject of the new board and the new company, but it is not a subject now.

Regarding designing activities, yes, I think our customers are really focusing and honing their skills on design activities. We are working closely with many of them on design activities, in particular with new products that I’ve mentioned, as well as existing product platforms, but configured to do their particular tasks, such as new applications for OADMs. In those activities, I think we see that they have consolidated their programs and are working very intensely. They’re trying to work with fewer suppliers in order to be successful, and trying to do that with shorter lead times and so forth. In those cases where we’re engaged in designing activities, which is quite significant for the company, we’re seeing a lot of design success. The unfortunate part at this point though is that while the design success is high, the amount that they’re buying in this particular time is relatively low. It’s not like two years ago where you get designed in and you get huge orders immediately that are in backlog that you have to produce. It’s design in, and then they go test the market, and if it works well, then they buy.

So the good news out of all of that is we get design-ins, and as we get design-ins, I think that’s very good for the company, because once you’re designed in, it’s pretty hard to be replaced by somebody else. But the bad news is we have to wait for the revenue streams to come. But being designed in when those revenue streams do develop, when they’re out marketing as hard as they possibly can be, we will be well positioned because of the work being done in the design-in phase.

J. Keys	Thank you. That’s all the questions I had.
Coordinator	Mr. Sanjiv Watawani from RBC Capital Markets, you may ask your question.
N. Pareev
Yes, hi. Thank you. This is Nick Pareev for Sanjiv Watawani. A couple of quick questions. You mentioned in your last conference call that Cisco had worked in several components and modules into some of their designs. I was wondering if you could provide some color on that? Also, Fujitsu was a 10% customer last quarter. I was wondering if you could tell me what the status is with Fujitsu.

P. Engle
Well, first of all, with Cisco, we continue to have design-in activities with them on a number of projects. We’re involved with them even more than we were in the previous quarter on design activities, so we continue to engage with them in a substantial way.

Regarding Fujitsu, our position historically with Fujitsu was in very high capacity long haul. We’ve been impacted by that in a significant way, because their long haul, like everyone else’s long haul demand for their equipment, is down substantially. To the extent that is true, that obviously affects the demand on our products, which means that our demand is well down, although last quarter we still had some sparing orders and recognition of revenues from previously and so forth. The demand in long haul is low.

We are working with and engaged with Fujitsu to look at new design-in opportunities and new programs, and particularly some of our new products. We’re also talking to them about metro applications as well, with the hope that we can bring Fujitsu back up to be a significant customer in the future, probably with less emphasis on high capacity long haul and more on legacy extension in the long haul as well as metro applications.

N. Pareev
Great. I have another question as well. Can you tell me, provide some light or color into your R&D activities? Are you focused on improving or continuing to improve your existing products, which I’m sure you are, but are you also looking at expanding or developing products into adjacent markets or new applications for your existing capabilities?

P. Engle	By adjacent markets, do you mean outside telco?
N. Pareev	Yes.

P. Engle
We are not actively pursuing outside telco opportunities with our technology. It’s something that we talk about once in a while, because I think it’s good to do so. We look at what other people are doing and ask ourselves those questions so that we don’t overlook any opportunistic revenue capabilities that might exist under our nose because we’ve all been so telco focused. We don’t see any obvious places where that may be the case, but we ask ourselves those questions, but we have no active pursuit of outside telco. We are looking though at trying to be broader in the telco arena, to not just look at traditional carriers, which are our primary source of our activities, but look at opportunities that may be with large private networks, utilities, railroad rights, those kinds of things that may provide opportunities for us to selectively sell our equipment and capabilities.

In terms of what we do in R&D, a lot of it is improving our existing products that we have had for some time, like bringing out a next generation interlever because we’ve been strong in interlevers in the past, as well as bringing some of these newer products that I’ve described earlier.

N. Pareev	Great. Thank you very much.
Coordinator	Mr. Pierre McCognill from Needham, you may ask your question.
P. McCognill	First question, do you see any competition from CWDM players?
P. Engle	I’m sorry, competition from DWDM—?
P. McCognill	From course wavelength division multiplexing—
P. Engle	Oh, from CWDM?
P. McCognill	Yes.
P. Engle	Impacting DWDM opportunities?
P. McCognill	Yes. I mean impacting your space in the metro area, because I guess in the metro area there are quite a few CWDM players.
P. Engle
Well I think there certainly is a lot of activity going on of CWDM being an application capability. Metro seems like it’s one of those possibilities. I think the promise is a lower cost capability to provide WDM technology in a metro environment using much wider spaced channels. We are addressing some of that ourselves with our capability, because it’s a fairly obvious one to do and that you can do, a lot of the core technology for CWDM is relatively similar to DWDM, and it’s a way to offer, for example, filters that can be much broader and much cheaper that provide that kind of capability.

P. McCognill	I mean on a price competitive situation, I mean you’d be competitive with CWDM suppliers?
P. Engle
Yes, we think basically that’s true. We can compete with CWDM players with our technology, and we think our experience base, both from engineering and optical design, as well as manufacturing, will allow us to play very well in that space.

P. McCognill	Okay. And in terms of the other markets you might enter, do you think you might enter the access market at all?
P. Engle
Well, access, in terms of passive optics, is relatively limited. I think there’s certainly some component opportunities there for relatively high volume components, as you imagine access having some optical components, but in terms of more sophisticated things, like, I don’t imagine ever seeing DWDM in the access marketplace, for example, or wavelength routing and so forth. So we’re relatively not engaging in the passive optics space in the access marketplace.

P. McCognill	Okay. And in terms of the cost synergies of the merger, can you say anything as to what we could expect?
P. Engle
Well when we announced the merger, we announced that we would realize $15 million or more in synergies in the first 12 months of the merger. We still believe that to be true, and we will be driving that aggressively out of the merger opportunity.

P. McCognill	Can you specify a little bit in terms of the COGS line or the SG&A line, or is that the overall synergy?
P. Engle
Well I think it impacts both. I mean one of the things that we said was that we would as quickly as possible move Avanex’s US manufacturing into facilities that are currently in China that are owned by Oplink as a cost savings move. That will effect COGS certainly. SG&A, of course there’s integration of the sales and marketing functions, which will additionally save money. The two organizations, product development organizations, will come together and we’ll eliminate redundancies and overlaps, but still focus on the breadth of the product portfolio and the developments in order to have maximum effect on the portfolio in the marketplace.

And as a point, well I’m not an expert, if you want, you could ask Fred, but I know that Oplink has been addressing some access opportunities for optical components.
F. Fromm	Specifically in the cable TV area with couplers and tap couplers or rave couplers for passive optics.
P. McCognill	And my final question is, do you intend to look at any other acquisitions in terms of strategy of diversifying with active advice type of companies?
P. Engle
Well I think it’s true that we have always looked at possibilities that are out there in the marketplace. We’re not blind to the fact that consolidation is something that’s going on more broadly than just us, and we look and listen and sense and hear things and read things and we have discussions, but we are absolutely focused solely on achieving this merger. Then after that’s done, then we will consider other possibilities as they come along and they make good business sense.

P. McCognill	Okay. Well thank you very much.
P. Engle	Mr. Joseph Wolfe from UBS Warburg, you may ask your question.
J. Wolfe
Thank you. I had a quick follow-up question. If you look at the revenues over the course of the last couple of quarters, I think you see there was a pick-up in the March quarter, and now back down to the December level. Could you categorize the kinds of revenues you’re getting by product type/design activity? Should we take this fall from revenue as an indication that some of the design activity that was getting some new product wins earlier in the year has slipped a little bit because the product isn’t being deployed, or is it another dynamic going on?

P. Engle
I think it’s somewhat of a mixture of all. I don’t think we’ve had any design failures, but I think realistically our customers, and maybe increasingly, have seen that the marketplace is pretty soft, and going out there and winning a new platform or new product deployment in the carrier space has been difficult for them. I think they’re still optimistic that they’re on the right track, and it’s typically true, whether you’re in a good market or a poor one, you learn from that, you retrench, you make adjustments and so forth and we’ve seen some of that as well. I think people are looking for the right fit of new technologies, new products that meet really get traction with their customers, that give them a value proposition that’s different from what’s been in the case in the past.

I think also there’s the factor of the shift from long haul. High capacity is really in a deep recession, in my view. I think the industry is really recognizing that, and so shifting over to lower cost solutions, legacy, extending the life of legacy long haul, and in particular shifting to metro, changes the whole mix profile, and that’s something we’re aggressively pursuing. So I think the only conclusion I would draw out of sequential decline out of the revenue is that it has been in some ways some of all of the above, but it’s also a lot about the market. But at the same time, we continue to feel that the design-in activity that Avanex is engaged in is alive and well and that it will serve us well in the end, and we’ll see that we’re well positioned as the market finally does turn up.

J. Wolfe	Thank you.
Coordinator	This concludes our question and answer session.
P. Engle	Okay, thank you very much. That ends this conference call.
Coordinator	Thank you for your participation today.

Additional information about the merger and where to find it.

On July 15, 2002, Avanex filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of Avanex and Oplink are urged to read the definitive joint proxy statement/prospectus filed with the SEC on July 15, 2002 and any other relevant materials filed by Avanex and Oplink with the SEC because they contain, or will contain, important information about Avanex, Oplink and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Avanex or Oplink with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the materials filed with the SEC by Avanex and Oplink by contacting Avanex or Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the definitive joint proxy statement/prospectus that has been mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex’s executive officers and directors in Avanex is set forth in the proxy statement for Avanex’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink’s executive officers and directors in Oplink is set forth in the proxy statement for Oplink’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex’s and Oplink’s executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus filed by Avanex with the SEC on July 15, 2002.